United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of August, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Resolutions adopted at the General Ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: August 7th, 2009

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A.B. DE C.V.

The undersigned, Secretary to the Board of Directors of GRUMA, S.A.B. DE C.V., HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on August 7th, 2009 adopted the resolutions summarized as follows:

FIRST: It approved for GRUMA, S.A.B. DE C.V., to perform the following transactions, with the institutions or entities mentioned below and/or its controlling institutions, affiliates, subsidiaries and/or successors:

1.- A Loan Agreement with JP Morgan Chase Bank, N.A., Credit Suisse, and Deutsche Bank Ag for the financing of US$668'282,700.00 (SIX HUNDRED SIXTY EIGHT MILLION TWO HUNDRED EIGHTY TWO THOUSAND, SEVEN HUNDRED DOLLARS 00/100 US Cy);

2.- An amendment and restatement of the credit agreement entered into with certain banks under the Syndicated Credit facility signed by Gruma S.A.B. de C. V., for US$250,000,000.00 (TWO HUNDRED FIFTY MILLION DOLLARS 00/100 US Cy) dated July 22, 2005, for the refinancing of US$197,000,000.00 (ONE HUNDRED NINETY SEVEN MILLION DOLLARS 00/100 US Cy) currently outstanding under such facility;

3.- An amendment and restatement of the credit agreement signed by GRUMA, S.A.B. DE C.V. with BANCO NACIONAL DE COMERCIO EXTERIOR, S.N.C. (''BANCOMEXT''), for the refinancing of $3'367,000,000.00 (THREE BILLION, THREE HUNDRED SIXTY SEVEN MILLION PESOS 00/100 MEXICAN CURRENCY) dated November 12, 2008, currently outstanding under such agreement;

4.- An unsecured loan agreement with ABN Amro Bank, N.V. for the financing of US$13'900,000.00 (THIRTEEN MILLION NINE HUNDRED THOUSAND DOLLARS 00/100 US Cy);

5.- An unsecured loan agreement with Barclays Bank PLC for the financing of US$21'500,000.00 (TWENTY ONE MILLION FIVE HUNDRED THOUSAND DOLLARS 00/100 US Cy);

6.- An unsecured loan agreement with Standard Chartered Latin America B.V., for the financing of US$22'896,000.00 (TWENTY TWO MILLION EIGHT HUNDRED NINETY SIX THOUSAND DOLLARS 00/100 US Cy);

7.-An unsecured loan agreement with BNP Paribas for the financing of US$11'756,871.74 (ELEVEN MILLION SEVEN HUNDRED FIFTY SIX THOUSAND EIGHT HUNDRED SEVENTY ONE DOLLARS 74/100 US Cy);

8.- Any pledge or Guaranty Trust Agreements or any other kind of agreement or guaranty instrument necessary under the Mexican Law or under the laws of any state within the United States of America, in order to grant a security interest over all or part of the shares that GRUMA S.A.B. DE C.V. holds in Gruma Corporation (314,056.5 ordinary Shares), Grupo Industrial Maseca, S.A.B. de C.V. (763,974,230 Shares, comprising 504'150,300 Class ''A'' Shares and 259'823,930 Class ''B'' Shares ), and Molinera de Mexico, S.A. de C.V. (508,378,245 Shares, comprising 25,000 Series ''A'' Shares and 508'353,245 Series ''B'' Shares), in order to secure in equal and proportional terms the obligations of GRUMA, S.A.B. DE C.V., under the agreements mentioned in sections 1 and 2 above, as well as those obligations under the ''Perpetual Bonds 7.75% of Gruma'' issued according to the indenture dated December 3, 2004, including the execution of all other documents of any nature that are necessary or convenient to constitute the previously mentioned guaranties.

SECOND: Messrs. JUAN ANTONIO QUIROGA GARCIA, RAUL ALONSO PELAEZ CANO, HOMERO HUERTA MORENO, SALVADOR VARGAS GUAJARDO, RAUL CAVAZOS MORALES, RODRIGO MARTINEZ VILLAREAL and GUILLERMO ELIZONDO RIOS were appointed SPECIAL ATTORNEYS IN FACT FOR ACTS OF OWNERSHIP of GRUMA, S.A.B. DE C.V., so any two of them may proceed to:

A) Negotiate and agree the terms, conditions, guarantees and all other necessary or convenient provisions related to the contracts, agreements, or covenants referred to in the previous resolution, including, but not limited to any ordinary or penalty interests, commissions, amortization periods, credit instruments, any kind of collateral, and other provisions of each one of the abovementioned transactions.

B) Subscribe on behalf of GRUMA, S.A.B. DE C.V. any contracts, agreements, covenants, records, credit instruments and other documents whether public or private necessary or convenient to complete the transactions referred to in the first resolution above.

C) Inform the Company about the operations they enter into within the terms indicated above, in order for the Company to dully inform the Investor Public according to the applicable legal provisions of the Company.

THIRD: Authorized SALVADOR VARGAS GUAJARDO, RODRIGO MARTINEZ VILLARREAL and GUILLERMO ELIZONDO RIOS, so jointly or separately, any of them, in the name and on behalf of the Company, carry out any and all acts needed to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize, if necessary, all or part of this minute as well as to issue simple or certified copies of the same.

FOURTH: Approved the content of the drafted minute of the aforementioned Meeting.

Monterrey, N.L., August 7, 2009

SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS